Exhibit 9.5
                          First Frontier Capital Corp.
                               111 Great Neck Road
                           Great Neck, New York 11021



                                                                December 5, 2000

PERSONAL & CONFIDENTIAL

Board of Directors
Sickbay Health Media, Inc. & its Subsidiaries
510 Broadhollow Road, Suite 300
Melville, New York 11747

     RE: THE PURCHASE OF 5,000,000 SHARES OF CONVERTIBLE PREFERRED STOCK OF SICKBAY HEALTH MEDIA, INC. FOR THE SUM OF $5,000,000.00.

Gentlemen:

This letter of Intent sets forth, as of the date of its execution, the essential features for the proposed stock purchase in the above referenced company.

BUYER AND SELLER

The buyer, First Frontier Capital Corp., ("3rd Dimension") may cause a special purpose acquisition corporation ("Newco") to be formed to effect this transaction. (As used herein, Newco refers to Newco or First Frontier.) The Sellers will be the Board of Directors of Sickbay Health Media, Inc. and its Subsidiaries, ("Seller").

ACQUISITION STRUCTURE

Newco offers to acquire the above referenced stock from Seller in accordance with the terms and conditions listed below:

     1. First Frontier shall purchase 5,000,000 shares of the Sickbay's convertible preferred Series "A" stock at the purchase price of $1.00 per share.

     2. The stock purchased under the terms of this Letter of Intent shall bear conversion rights at a value of 1 share preferred for 1 share of common.

Commencing with the acceptance of this Letter of Intent by the Board of Directors of Seller, Seller will deliver to Newco all relevant financial information, business plans, contracts, a sources and uses of revenues schedule, projections and any other information necessary to complete due diligence on the subject


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company. Seller shall permit Newco and its representatives to conduct "due diligence" to the extent required by Newco, including unrestricted access to Seller facilities, key personnel, agents and representatives (including attorneys and accountants).

CONDITIONS

In addition to the necessary agreements contemplated by the Acquisition Structure above, Newco's proposal to acquire the above referenced stock is conditioned upon the following:

     1. EXCLUSIVE AGENCY AGREEMENTS. Entering into a satisfactory exclusive Investment Banking Agreement with First Frontier for the provision of investment banking, financial and mergers and acquisitions services to the Company over the next five (5) years. The minimum value of the investment banking services will be $20,000,000 of investment capital and/or mergers and acquisitions transactions.

     2. PURCHASE AGREEMENT. Negotiation and execution of a mutually acceptable, definitive Purchase Agreement which contains language making all prior agreements between the parties null and void.

     3. FULL COMPLIANCE WITH LAWS. Sellers shall represent that the Company shall be in full compliance with any and all applicable local, state and federal laws. Furthermore, there shall be no unpaid taxes, levies, fines, assessments, etc. against the property at the time of closing.

     4. DUE DILIGENCE. Newco must satisfactorily complete, at its sole discretion, the customary due diligence, which includes but is not limited to legal and accounting.

     5.   BOARD OF DIRECTORS. First Frontier shall have the right to appoint two
          (2) members to the Board of Directors of Sickbay. The first nominee ("First Member") shall replace the Board member previously appointed by the former investment banker. The second nominee shall be appointed by First Frontier upon the closing of the transaction contemplated by this Letter of Intent. Each appointee must be approved by the Seller's then current Board, which approval will not be unreasonably withheld.

     6. Change of Corporate Operations. First Frontier shall have the right to nominate the Chief Financial Officer of Sickbay, which Officer may be an officer or employee of First Frontier. In addition, First Frontier shall have


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          the right to have one of its representatives be a co-signatory to any and all cash disbursements of Sickbay after the closing of the transaction contemplated by this Letter of Intent. First Frontier's nominee must be approved by the Seller's then current Board, which approval will not be unreasonably withheld.

     7.   MISSING FROM TEXT PROVIDED BY MARK BASILE

     8.   MISSING FROM TEXT PROVIDED BY MARK BASILE


     9. Approvals and Consents. To the extent necessary, all necessary approvals and consents, of third parties, courts and government agencies shall have been secured.

     10. Representations and Warranties. Seller and Newco shall have given to each other the usual representations, warranties and indemnities.

     11. Closing. Closing on the transaction contemplated herein shall take place on or before December 31, 2000 or other such dates as the parties may agree.

RESPONSIBILITY FOR FEES

Seller shall pay all legal, accounting and other fees and expenses incurred by Seller in connection with the sale of stock. Newco shall pay all such fees and expenses incurred by it in connection with same. First Frontier reserves the right to charge a transaction fee for its services in facilitating and closing the transaction contemplated herein. Any other fees relating to services rendered by any investment banking firms/brokerage firms involved in the closing of this transaction shall be the sole responsibility of engaging party.

EXCLUSIVITY

In consideration for the substantial expenditures of time, effort and expense to be undertaken by Newco in connection with the preparation and execution of the Purchase Agreement, and the various investigations and reviews which have been and will be performed by Newco, Seller agrees that, between the date of execution of this Letter of Intent and for a period of thirty (30) days thereafter, Seller shall not enter into an agreement with any other prospective purchaser of the stock. Seller may, however, enter into discussions with third parties concerning the sale of the stock.


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In the event that Newco shall require more than thirty (30) days to enter into a
Purchase Agreement, then Newco shall have the right to extend the term of this Letter of Intent by an additional thirty (30) days by placing a refundable deposit in the amount of $250,000 in escrow with the Seller's attorney.

This letter is understood to be construed as an offer to purchase 5,000,000 shares of preferred stock of Sellers and is not binding on any party hereto, it being understood and agreed that the parties shall only be bound by a mutually acceptable definitive stock purchase agreement duly executed by Newco and Sellers. Notwithstanding the foregoing items headed "Responsibility for Fees" and "Exclusivity" shall be enforceable as between the parties hereto and shall survive any termination of our discussions.

If the foregoing meets with your approval, kindly so signify by signing and returning the enclosed duplicate copy, whereupon this document constitutes a Letter of Intent between the parties in accordance with the terms and provisions set forth above.

We look forward to working with you to successfully conclude this transaction.

Very truly yours,

First Frontier Capital Corp.


/S/ STEPHEN J. THOMPSON
----------------------------------
    STEPHEN J. THOMPSON, PRESIDENT



Accepted by:

SICKBAY HEALTH MEDIA, INC.



By: MARCH BASILE
   -------------------------------
    Mark Basile
    President & CEO